SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome

Shinjuku-ku, Tokyo 150-8510, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

April 28, 2020	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

April 28, 2020

Press Release

Company Name: LINE Corporation
Representative: Takeshi Idezawa, President and Representative Director
Code Number: 3938, First Section, Tokyo Stock Exchange
Inquiries: Corporate Development / Investor Relations
TEL: 03-4316-2050

Notice Regarding Acquisition of Shares of WORKS MOBILE Corporation Through Third-party

Allotment to Raise Capital

LINE Corporation (“LINE”) has resolved at its board of directors meeting held on April 28, 2020 to subscribe to new shares which WORKS MOBILE Corporation (“WORKS KR”), a consolidated subsidiary of NAVER Corporation (LINE’s parent company), will offer to raise capital in a third-party allotment.

1.	Reason to subscribe to WORKS KR’s third-party allotment of shares to raise capital

WORKS KR is the Korean operator of LINE WORKS, a LINE chat for businesses. Operated under Works Mobile Japan Corp. (WORKS KR’s wholly-owned subsidiary) in Japan, the service has dominated paid corporate chat services for two consecutive years in Japan according to an annual study on new software business markets published in August 2019. *1

LINE’s latest decision to subscribe to WORKS KR’s new shares is to strengthen its relationship with WORKS KR and Works Mobile Japan Corp.

LINE is expected to own 10.6% of WORKS KR as a result of the allotment.

*1	Based on the 2019 report on new software business markets published by Fuji Chimera Research Institute, Inc.

2.	Details of WORKS KR

(1) Company name	WORKS MOBILE Corporation

(2) Address	10F, KRAFTON Tower, 117, Bundangnaegok-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, 13529, Republic of Korea

(3) Title and name of representative	CEO, Han Kyu Heung

(4) Lines of business	Provision, establishment, and maintenance of computer system solutions

(5) Capital	22,455,579,588 KRW

(6) Founded	April 1, 2015

(7) Major shareholder and shareholding percentage	NAVER Corporation: 70%

3.	Number of shares to be acquired, total payment amount, and number of shares owned before and after allotment

(1) Number of shares owned before allotment	0 shares (Voting rights: 0) (Voting interest: 0%)

(2) Number of shares to be acquired	532,042 shares

(3) Total payment amount	KRW 65,000,103,182

(4) Number of shares owned after allotment	532,042 shares (Voting rights: 532,042) (Voting interest: 10.6%)

4.	Schedule

(1) Resolution date of general meeting of shareholders	April 28, 2020

(2) Execution date of agreement	April 30, 2020 (tentative)

(3) Payment date	May 11, 2020 (tentative)

5.	Impact on financial results

The allotment does not make WORKS KR an equity method affiliate of LINE. Furthermore, WORKS KR’s impact on LINE’s consolidated earnings for the fiscal year ending December 2020 will be limited. However, WORKS KR will contribute to a mid to long-term performance increase for LINE’s businesses in Japan.